Michael P. Oates
CEVP, General Counsel and Corporate Secretary
601 Riverside Avenue, Jacksonville, FL 32204
Tel. 904-438-6189 | E-Mail: Michael.Oates@fisglobal.com

February 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fidelity National Information Services, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 26, 2013. This disclosure can be found on page 9 of the Annual Report on Form 10-K.

Very truly yours,

Fidelity National Information Services, Inc.

By: ______________________

Michael P. Oates
CEVP, General Counsel and
Corporate Secretary